

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2015

<u>Via E-mail</u>
Mr. William F. Fry, Esq.
Secretary & General Counsel
Furmanite Corporation
10370 Richmond Avenue, Suite 600
Houston, Texas 77042

> **Re:** **Furmanite Corporation**
> **Definitive Additional Materials on Schedule 14A**
> **Filed March 23, 2015**
> **File No. 001-05083**

Dear Mr. Fry:

We have reviewed your filing and have the following comment.

<u>General</u>

1. We note your reference to a "control premium" not being paid by Mustang. Please qualify any such statement in the future by noting that control premiums are not commonly associated with exercising a right to nominate directors, but rather are referred to in connection with purchases of a controlling interest in the capital stock of a company. Please note that we do not believe it would be appropriate to instead refer to any impact on the potential to receive a control premium in future transactions, given that new directors should not be presumed to act inconsistently with their fiduciary duties.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
  David A. Katz, Esq.
  Wachtell, Lipton, Rosen & Katz